July 15, 2025

Ian Jacobs
Chief Executive Officer
Orielle Acquisition Corp.
55 NE 5th Ave., Suite 401
Boca Raton, Florida

       Re: Orielle Acquisition Corp.
           Registration Statement on Form 10-12G
           Filed May 14, 2025
           File No. 000-56749
Dear Ian Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Barrett DiPaolo, Esq.